UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K/A

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Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of October 2023

001-41334
(Commission File Number)

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Rail Vision Ltd.
(Exact name of Registrant as specified in its charter)

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15 Hatidhar St.
Raanana, Israel, 4366517
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Rail Vision Ltd. (the “Company”) is filing this Amendment No. 1 to its Form 6-K (the “Form 6-K”) as furnished with the Securities and Exchange Commission on September 14, 2023. Following the filing of the Form 6-K regarding an Extraordinary General Meeting of Shareholders (the “Meeting”), initially scheduled to be held on October 23, 2023, to be postponed to October 31, 2023, the Company’s board of directors determined that, in addition to the Company’s original agenda items, it is also appropriate to discuss at the Meeting the approval by the Company’s shareholders of a reverse share split (the “Reverse Split”) of the Company’s ordinary shares in the range of up to 8:1, to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the board of directors of the Company; and to amend the Company’s amended and restated articles of association accordingly.

The purpose of the Reverse Split is to regain compliance with the minimum bid price requirement for continued listing, as set forth in Listing Rule 5550(a)(2) (the “Nasdaq Minimum Bid Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. On June 8, 2023, the Company received a notification from the Nasdaq Stock Market LLC that it is not in compliance with the Nasdaq Minimum Bid Price Rule, and that it had 180 calendar days, until December 4, 2023 (the “Initial Period”), to regain compliance with the Nasdaq Minimum Bid Price Rule. If the Company is not in compliance by the end of the Initial Period, it may be afforded a second 180-calendar day compliance period (the “Extension Period”) if it meets certain conditions (as further described in the Proxy Statement with respect to the Meeting). The Company can regain compliance if, by the end of the Extension Period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days.

Therefore, the Company is hereby amending the Form 6-K and replacing the previously published notice and proxy statement for the Meeting furnished therewith as Exhibits 99.1 and 99.2 in their entirety.

Accordingly, the Company hereby furnishes the following documents hereto as Exhibits 99.1 and 99.2, respectively:

1.      Notice and Proxy Statement with respect to an Extraordinary General Meeting of Shareholders to be held on October 31, 2023, at 3:00 p.m. (Israel time) at the offices of the Company at 15 Hatidhar St. Raanana, Israel, originally dated September 14, 2023, as amended on the date hereof, attached hereto as Exhibit 99.1; and

2.      Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person with respect to an Extraordinary General Meeting of Shareholders to be held on October 31, 2023, at 3:00 p.m. (Israel time) at the offices of the Company at 15 Hatidhar St. Raanana, Israel, originally dated September 14, 2023, as amended on the date hereof, attached hereto as Exhibit 99.2.

Only shareholders at the close of business on September 22, 2023 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Exhibit Index

Exhibit No.	Description
99.1

Notice and Proxy Statement with respect to an Annual General Meeting of Shareholders to be held on October 31, 2023, at 3:00 p.m., Israel time, originally dated September 14, 2023, as amended on the date hereof.

99.2	Proxy Card for an Extraordinary General Meeting of Shareholders to be held on October 31, 2023, at 3:00 p.m., Israel time, dated September 14, 2023, as amended on the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RAIL VISION LTD.
Date: October 12, 2023	By:	/s/ Shahar Hania
Shahar Hania
Chief Executive Officer